TAHOE ANNOUNCES FIRST CONCENTRATE SHIPMENT
Provides Escobal Project Update

VANCOUVER, B.C. (October 16, 2013) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce that it has commenced shipping silver-bearing metals concentrates to smelters from its 100 percent owned Escobal mine in Guatemala. The first container of bagged concentrate was placed on a ship on October 15.

“This small concentrate shipment represents a tremendous milestone for the Company,” said Tahoe President and CEO Kevin McArthur. “The Guatemalan team is delivering on the promises made in 2010 to responsibly construct and operate a world-scale silver mine within three years of design, permitting and financing.”

Initial mill commissioning began in September. Tahoe expects to ramp up production to 3500 tonnes per day (tpd) by year-end and to be in full production by early 2014. The Company is currently developing the framework to determine when full production is achieved.

“Once we have reached that milestone, we will turn to the next important task--stakeholder returns through Guatemala federal taxes, a strong community-based royalty and dividends to our shareholders,” added Mr. McArthur.

Escobal Project Update
As of the end of the third quarter, engineering, procurement and construction of the Escobal project was 99 percent complete and the underground mine was ready to produce at the rate of 3500 tpd. Cash and cash equivalents on September 30, 2013 stood at $39.2 million, which the Company estimates to be adequate to carry the mine through to production.

The mine is projected to produce 20 million ounces of silver in its first full year of production. The above-ground stockpile contains 97,250 tonnes of mill-feed averaging 487 grams of silver per tonne. Ten mining areas, or stopes, are currently available for mining operations, and an additional 10 stopes are in final development, averaging 41,000 tonnes at a grade of 550 g/t Ag. Primary development to support more than five years of production has been completed.

To date, a total of 10,000 tonnes have been fed through the process plant, and a series of de-bottlenecking, training and completion testing programs have been underway since September. All major facilities other than the backfill plant have been tested and are operating as expected. Backfill operations are expected to commence later in the quarter after the first underground stope is completed.

Tailings filtration has been a successful component of the start-up, and filtered tailings are being placed in the Phase One dry stack tailings disposal site. Tailings are compacted in-place, and will be concurrently reclaimed as the mining project advances.

Tahoe has reached agreement on commercial terms with several smelters, all of which are interested in long-term contracts. Terms are confidential at this time, but they are consistent with those indicated in the May 2012 Preliminary Economic Assessment analysis. It is still too early to judge metallurgical response during this trial period, and an update will be provided once the plant reaches its full throughput rate. The project remains on schedule and budget.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s Vice President Technical Services and Qualified Person as defined by National Instrument 43-101.

Cautionary Note
Investors are cautioned that the Preliminary Economic Assessment (PEA) is considered preliminary in nature and includes mineral resources, including inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to mineral resources, it cannot be assumed that all or any part of a mineral resource will be upgraded to mineral reserves. Therefore, there is no certainty that the results concluded in the PEA will be realized.

The Company has not based its production decision on a feasibility study of mineral reserves demonstrating economic and technical viability, and as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associate with developing a commercially mineable deposit.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) underground development feeding the mill at the 3500 tpd rate, (ii) the Company’s plans and cash resources being sufficient to bring the mine into production in early 2014, (iii) tax, royalty and dividend strategies, and (iv) Tahoe’s strategy to develop the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe, and effective manner and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807